+1 617 526 6000 (t) +1 617 526 5000 (f)

August 20, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

     Mary Beth Breslin

Re:	Kala Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed August 9, 2018 File No. 333-226748

Ladies and Gentlemen:

On behalf of Kala Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporate Finance contained in its letter dated August 15, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  The Company is also electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Comment Letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-3 filed August 9, 2018

Cover Page

1.We note your disclosure on the cover page and Plan of Distribution section of your sales agreement prospectus indicating that sales may be made to or through a market maker other than on an exchange or otherwise and in negotiated transactions. Please tell us whether these sales methods satisfy the "at the market" definition under Rule 415. If any sales method does not constitute a sales method that is deemed an "at the market" offering as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary. Please also revise these sections to state that Jefferies "will be deemed" to be an underwriter within the meaning of the Securities Act.

Securities and Exchange Commission

August 20, 2018

Response:       In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page SA-13 of the sales agreement prospectus included in the Amendment.  The Company confirms that sales made to or through a market maker other than on an exchange and sales made in negotiated transactions do not satisfy the definition of “at the market” offerings under Rule 415.  The Company further confirms that if any sales method employed does not constitute a sales method that is deemed to be an “at the market” offering, as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the sales agreement prospectus included in the Registration Statement, as amended by the Amendment, the Company will file a prospectus supplement at the time of such sale.

General

2.We note that you have a pending confidential treatment request for portions of Exhibit 10.1 filed in the Form 10-Q on August 9, 2018. Please be advised, we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments on your confidential treatment request have been resolved.

Response:        The Company acknowledges the Staff’s comment.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

_/s/ Lia Der Marderosian_________________

Lia Der Marderosian

cc:Mark Iwicki
 Eric Trachtenberg